News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
November 20, 2019

Manulife Financial Corporation announces Dividend Rates on Non-cumulative Rate Reset Class 1 Shares Series 17 and Non-cumulative Floating Rate Class 1 Shares Series 18
TORONTO – Manulife Financial Corporation (“Manulife”) today announced the applicable dividend rates for its Non-cumulative Rate Reset Class 1 Shares Series 17 (the “Series 17 Preferred Shares”) (TSX: MFC.PR.M) and Non-cumulative Floating Rate Class 1 Shares Series 18 (the “Series 18 Preferred Shares").
With respect to any Series 17 Preferred Shares that remain outstanding after December 19, 2019, holders thereof will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on December 20, 2019, and ending on December 19, 2024, will be 3.8000% per annum or $0.23750 per share per quarter, being equal to the sum of the five-year Government of Canada bond yield as at November 20, 2019, plus 2.36%, as determined in accordance with the terms of the Series 17 Preferred Shares.
With respect to any Series 18 Preferred Shares that may be issued on December 19, 2019 in connection with the conversion of the Series 17 Preferred Shares into the Series 18 Preferred Shares, holders thereof will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, calculated on the basis of actual number of days elapsed in each quarterly floating rate period divided by 365, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the three-month period commencing on December 20, 2019, and ending on March 19, 2020, will be 1.00250% (4.0210% on an annualized basis) or $0.250625 per share, being equal to the sum of the three-month Government of Canada Treasury bill yield as at November 20, 2019, plus 2.36%, as determined in accordance with the terms of the Series 18 Preferred Shares.
Beneficial owners of Series 17 Preferred Shares who wish to exercise their right of conversion should instruct their broker or other nominee to exercise such right before 5:00 p.m. (Toronto time) on December 4, 2019. The news release announcing such conversion right was issued on November 8, 2019 and can be viewed on SEDAR or Manulife’s website. Conversion inquiries should be directed to Manulife’s Registrar and Transfer Agent, AST Trust Company (Canada), at 1‑800‑783‑9495.
The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 18 Preferred Shares effective upon conversion. Listing of the Series 18 Preferred Shares is subject to Manulife fulfilling all the listing requirements of the TSX and, upon approval, the Series 18 Preferred Shares will be listed on the TSX under the trading symbol “MFC.PR.S”.
The Series 17 Preferred Shares and the Series 18 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2018, we had more than 34,000 employees, over 82,000 agents, and thousands of distribution partners, serving almost 28 million customers. As of September 30, 2019, we had over $1.2 trillion (US$881 billion) in assets under management and administration, and in the previous 12 months we made $29.8 billion in payments to our customers. Our principal operations in Asia, Canada and the United States are where we have served customers for more than 100 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Sean Pasternak Manulife 416-254-2114 Sean_pasternak@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com